

Mail Stop 3561

December 22, 2015

David J. Honan
Executive Vice President and Chief Financial Officer
Quad/Graphics, Inc.
N61 W23044 Harry's Way
Sussex, WI 53089

> **Re:** **Quad/Graphics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-34806**

Dear Mr. Honan:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 23: Segment Information, page 137

1. We note your disclosure in Note 5 on page 102 that that in the fourth quarter of 2014 your financial reporting structure was changed to align with the launch of your five primary strategic goals that support your objectives to transform the Company. As a result, you re-evaluated the reporting units within the United States Print and Related Services reportable segment and concluded that there are three reporting units as compared to one reporting unit in the prior year within that segment.

   Please clarify for us whether the three reporting units represent operating segments. Please tell us the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-1 through 9 and 21. In addition, if you have aggregated them into the United States Print and Related Services reportable segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining whether your aggregation is appropriate. Please be detailed in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure